Map V Acquisition, Inc.
43 West 33rd Street, Suite 600
New York, NY 1001

April 14, 2008

VIA EDGAR AND FACSIMILE (202) 772-9202

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ethan Horowitz

Re:	Map V Acquisitions, Inc. (the “Company”)
 Item 4.01 Form 8-K
 Filed April 7, 2008
 File No. 000-52524

Dear Mr. Horowitz:

This letter sets forth our responses to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2008 ("Comments Letter") concerning the Company’s current report on Form 8-K (File No. 000-52524) filed with the Commission on April 7, 2008 (the “Filing”).

Form 8-K filed April 7. 2008

1.      It appears that prior to the transaction with Vanity Holding Group, Inc., UHY LLP was the Independent accountant of Map V Acquisitions, Inc. and Drakeford & Drakeford, LLC was the independent accountant of Vanity Holding Group, Inc. Please note that a reverse acquisition typically results in a change in accountants unless the same accountant reported on the financial statements of both entities prior to the merger. The accountant that is no longer associated with the combined entity is considered the predecessor accountant. Based on the facts of your transaction, it appears a change in accountants has occurred. Please file an Item 4.01 Form 8-K to report the termination of the engagement of your former accountant through resignation or other applicable means and the engagement of the successor auditor of the merged entity.

Response:

Please note that in connection with the acquisition of Vanity Events, Inc. and the Filing, the Company has changed its independent public accounting firm from UHY LLP to Drakeford & Drakeford, LLC. The Company notified UHY LLP of its decision to terminate their engagement on March 13, 2008. On March 14, 2008, the Company engaged Drakeford & Drakeford, LLC as its independent auditor in connection with its December 31, 2007 audit.

Moreover, per your Comment, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further questions concerning this matter, please do not hesitate to contact the undersigned at (212) 695-7850.

Sincerely,

By:	/s/ Steven Moskowitz
Steven Moskowitz
President